SEWARD & KISSEL LLP
One Battery Park Plaza
New York, New York 10004

Telephone: (212) 574-1598
Facsimile: (212) 480-8421
www.sewkis.com

May 26, 2015

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Alliance New York Municipal Income Fund, Inc. (the "Fund")
File No.: 811-10577

Dear Sir or Madam:

Attached herewith for filing on behalf of the Fund is the Fund's preliminary Proxy Statement under Section 14 of the Securities Exchange Act of 1934, as amended, and Rule 14a-6 thereunder.

Please call me at (212) 574-1598 or Kathleen Clarke at (202) 737-8833 with any comments or questions.

Sincerely,

/s/ Keri E. Riemer
Keri E. Riemer
Enclosures